UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

First Place Financial Corp.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

33610T-10-9
(CUSIP Number)

December 31, 2010
(Date of Event which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒  Rule 13d-1(b)

☐  Rule 13d-1(c)

☐  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

CUSIP NO. 33610T 10 9	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS
First Place Bank
Employee Stock Ownership Plan Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)	☐
(b)	☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 852,434
7 SOLE DISPOSITIVE POWER 852,434
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 852,434

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.02%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
EP

CUSIP NO. 33610T 10 9	Page 3 of 5 Pages

SCHEDULE 13G

Item 1(a):	Name of Issuer:
First Place Financial Corp.

Item 1(b):	Address of Issuer's Principal Executive Offices:
185 East Market Street
Warren, Ohio 44482

Item 2(a):	Name of Person Filing:
First Place Bank
Employee Stock Ownership Plan Trust
Trustee: First Bankers Trust Services, Inc.

Item 2(b):	Address of Principal Business Office:
2321 Kochs Lane
Quincy, Illinois 62301

Item 2(c):	Citizenship or Place of Organization:
Ohio

Item 2(d):	Title of Class of Securities:
Common Stock, par value $.01 per share

Item 2(e):	CUSIP Number:

33610T-10-9

Item 3:	If this statement is filed pursuant to §§240.13(d)-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☒	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

CUSIP NO. 33610T 10 9	Page 4 of 5 Pages

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J)

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K)

Item 4:	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 852,434

(b)	Percent of class: 5.02%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 0

(ii)	Shared power to vote or to direct the vote 852,434

(iii)	Sole power to dispose or to direct the disposition of 852,434

(iv)	Shared power to dispose or to direct the disposition of 0

Item 5:	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6:	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable

CUSIP NO. 33610T 10 9	Page 5 of 5 Pages

Item 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable

Item 8:	Identification and Classification of Members of the Group:

The reporting person is an employee benefit plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

Item 9:	Notice of Dissolution of Group:

Not applicable

Item 10:	Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FIRST PLACE BANK
EMPLOYEE STOCK OWNERSHIP PLAN TRUST

By:  First Bankers Trust Services, Inc., Trustee

/s/ Linda Shultz	1-31-11
Name: Linda Shultz	Date
Title: Trust Officer